SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900 and 333-170901.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: July 18, 2011

[NetLogic Microsystems Logo]	[EZchip Logo]

NetLogic Microsystems Contact:	EZchip Company Contact:
Kelvin Khoo	Daureen Green
408-454-3116	+972-4-959-6677
kkhoo@netlogicmicro.com	dgreen@ezchip.com

Media Contact:
Alex Pantelis
408-454-3122
apantelis@netlogicmicro.com

NetLogic Microsystems and EZchip Collaborate to Deliver High-Performance
Packet Processing Solutions for Terabit Class Systems

Santa Clara, Calif. and Yokneam, Israel - July 18, 2011 - NetLogic Microsystems, Inc. (NASDAQ: NETL), a worldwide leader in high-performance intelligent semiconductor solutions for next-generation Internet networks, and EZchip Semiconductor Ltd. (NASDAQ: EZCH), a leader in Ethernet network processors, today announced that the companies are collaborating to deliver the industry’s highest performance, merchant, packet-processing solutions for IPv6-ready Terabit class systems.  By optimizing and implementing exclusive operational modes in both EZchip’s NP-4 100Gbps network processor (NPU) and NetLogic Microsystems’ NL11k knowledge-based processor, the companies are enabling customers to achieve enhanced performance and functionality when using both the processors together when compared to alternative solutions.  The companies have achieved broad design success across leading Tier One OEMs adopting the 100G NP-4 NPU and the industry-leading NL11k knowledge-based processor.  In addition, the companies are collaborating to further enhance the performance optimizations and tight coupling between EZchip’s next-generation NP-5 200Gbps NPU and NetLogic Microsystems’ next-generation of knowledge-based processors at the 28 nm node.

The ever-increasing demand for network bandwidth and for smarter networks is continuously driving OEMs to look for solutions that offer faster and more extensive packet processing.  Additionally, the depletion of IPv4 addresses is further stressing the Internet and is forcing the migration to IPv6 Internet addresses, which require 5x the processing capability compared to IPv4 packets.  Moreover, the growing requirement for deep-packet inspection throughout the network is driving an unprecedented need for knowledge-based processors with significantly higher performance and database capacity.  As the respective market leaders in high-speed network processors and knowledge-based processors, EZchip and NetLogic Microsystems are raising the bar of innovation to deliver the industry’s highest performance processors and further separate themselves from the competition.

“We are excited to expand upon our long-standing collaboration with EZchip on multiple generations of our respective best-in-class products,” said Chris O’Reilly, vice president of marketing at NetLogic Microsystems.  “With each successive generation, we have seen an increase in the content of EZchip’s network processors as well as our knowledge-based processors per line card offering increasing levels of performance and functionality.  This trend bodes well for both our companies as customers are expected to continue to demand higher performance, more intelligence and greater functionality.”

“Our collaboration with NetLogic Microsystems brings together the best technologies to produce solutions that enable customers to meet the challenges of ever increasing performance requirements,” said Amir Eyal, vice president of business development at EZchip. “The tight coupling between our respective chips offers our customers the most powerful packet processing solutions available.”

NetLogic Microsystems offers the industry’s broadest and most innovative portfolio of high-performance knowledge-based processors that are optimized for IPv6 processing.  The NL11k processor family adopts a ground-breaking architecture with 128 massively parallel knowledge-based processing engines and the advanced Sahasra® Algorithmic Engine. The Sahasra Algorithmic Engine is the result of over 10 years of intensive R&D.  The unique combination of advanced technologies enables the NL11k processor to deliver 1.6 billion decisions per second (BDPS) of IPv6 classification, QoS and forwarding processing, all performed with an unprecedented level of parallelism compared to any other search processing technology while consuming less power than alternative solutions.  The NL11k knowledge-based processor features a high-speed serial interface that delivers 225 Gbps of raw chip-to-chip interconnect bandwidth, representing a 340 percent increase in I/O bandwidth-per-pin to deliver an improved balance between the processing engines and the I/O performance, and thereby allowing for wider IPv6 keys to be processed at the same search rate as narrower IPv4 keys.  By being manufactured in the advanced 40nm process node, the NL11k processor enables 3x higher knowledge database density over competing 65nm solutions.

EZchip’s NP-4 represents breakthroughs in performance and integration to enable building the next generation of high-density switch/router line cards that feature 200-400 Gigabit-per-second (Gbps) throughput and twenty to forty 10-Gigabit ports per line card. The NP-4 has already been selected for use by many customers, including Tier-1 vendors, in a variety of applications.
NP-4 highlights include 100-Gbps programmable packet processing, integrated traffic management, Operations, Administration and Management (OAM) processing offload, Synchronous Ethernet and IEEE1588v2 offload, IP reassembly, integrated serial ports with support for 1, 10, 40 and 100 Gigabit Ethernet, and use of DDR3 DRAM memory chips for minimizing power and cost. The NP-4 is fully software compatible with EZchip’s next generation 200-Gigabit NP-5.

This powerful 100G combined solution from NetLogic Microsystems and EZchip is available immediately. This availability is timed to capture the next wave of switch and router designs which are being upgraded to handle the new paradigm of native IPv6 processing while also addressing the huge bandwidth requirements of advanced mobile infrastructure to deal with explosion of video and data traffic over smartphones and tablets.

For more information about the respective products, please contact NetLogic Microsystems at sales@netlogicmicro.com or EZchip at info@ezchip.com.

About NetLogic Microsystems
NetLogic Microsystems, Inc. (NASDAQ: NETL) is a worldwide leader in high-performance intelligent semiconductor solutions that are powering next-generation Internet networks.  NetLogic Microsystems’ best-in-class products perform highly differentiated tasks of accelerating complex network traffic to significantly enhance the performance and functionality of advanced 3G/4G mobile wireless infrastructure, data center, enterprise, metro Ethernet, edge and core infrastructure networks.  NetLogic Microsystems’ market-leading product portfolio includes high-performance multi-core processors, knowledge-based processors, content processors, network search engines, ultra low-power embedded processors and high-speed 10/40/100 Gigabit Ethernet PHY solutions.  These products are designed into high-performance systems such as switches, routers, wireless base stations, security appliances, networked storage appliances, service gateways and connected media devices offered by leading original equipment manufacturers (OEMs).  NetLogic Microsystems is headquartered in Santa Clara, California, and has offices and design centers throughout North America, Asia and Europe.  For more information about products offered by NetLogic Microsystems, call +1-408-454-3000 or visit the NetLogic Microsystems Web site at http://www.netlogicmicro.com.

About EZchip
EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment. EZchip provides its customers with solutions that scale from 1-Gigabit to 200-Gigabits per second with a common architecture and software across all products. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks. Flexibility and integration make EZchip's solutions are ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers. For more information on our company, visit the web site at http://www.ezchip.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on EZchip's and NetLogic Microsystems’ current expectations and projections about future events.  There are important factors that could cause EZchip's and NetLogic Microsystems’ actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in the companies’ respective filings with the Securities and Exchange Commission (SEC).  For more details, refer to the companies’ respective SEC filings and the amendments thereto, including EZchip’s Annual Report on Form 20-F filed on March 31, 2011 and its Current Reports on Form 6-K and NetLogic Microsystems’ Annual Report on Form 10-K filed on February 16, 2011. Neither company undertakes any obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

NetLogic Microsystems, the NetLogic Microsystems logo, Putting Intelligence in the Network and Sahasra are trademarks or registered trademarks of NetLogic Microsystems, Inc.  All other trademarks are properties of their respective owners.